UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	07 April 2026 - “Transactions in Own Shares”

Haleon plc: Aggregated information - transactions in own shares

7 April 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 5,266,782 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	30 March 2026
Number of Shares purchased:	400,900	16,735	20,439	-
Highest price paid per Share (p):	374.7000	374.7000	374.7000	-
Lowest price paid per Share (p):	368.1000	370.6000	370.6000	-
Volume weighted average price paid per Share (p):	369.7187	372.9532	372.5379	-
Date of purchase:	31 March 2026
Number of Shares purchased:	559,566	309,537	430,897	-
Highest price paid per Share (p):	379.1000	379.1000	379.1000	-
Lowest price paid per Share (p):	373.6000	373.6000	373.6000	-
Volume weighted average price paid per Share (p):	375.8642	376.0574	375.9833	-
Date of purchase:	1 April 2026
Number of Shares purchased:	794,952	486,092	718,956	-
Highest price paid per Share (p):	376.3000	376.3000	376.3000	-
Lowest price paid per Share (p):	370.4000	370.4000	370.4000	-
Volume weighted average price paid per Share (p):	372.9529	373.1379	373.1820	-
Date of purchase:	2 April 2026
Number of Shares purchased:	613,820	384,073	530,815	-
Highest price paid per Share (p):	374.1000	373.9000	374.0000	-
Lowest price paid per Share (p):	369.5000	369.5000	369.5000	-
Volume weighted average price paid per Share (p):	371.6621	371.5836	371.6343	-

Following the settlement of the above, the Company's registered share capital is 8,927,564,553 ordinary shares of £0.01 each, of which 12,493,360 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,915,071,193 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/3357Z_1-2026-4-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 07, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary